77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

May 29, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co

Form 10-K for the Year Ended December 31, 2023

Form 8-K Filed March 12, 2024

File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

Archer-Daniels-Midland Company (the “Company” or “we”) is in receipt of your letter, dated May 22, 2024, with respect to the above-referenced filings by the Company. We have begun to analyze the comments and gather the requested information in response to your request. We have determined that we will require additional time to complete our response, and we hereby respectfully request to extend the reply deadline to no later than Friday, June 14, 2024.

We are grateful for the Staff’s accommodation in this matter. If you have any questions in the interim, please do not hesitate to contact me at 217/451-3144 or Molly.StraderFruit@adm.com.

Sincerely,

/s/ Molly Strader Fruit
Molly Strader Fruit
Vice President
Corporate Controller